UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BluePhoenix Solutions Ltd.
(Name of Issuer)

Ordinary shares, NIS0.01 par value
(Title of Class of Securities)

M 20157 10 9
(CUSIP Number)

Arie Kilman
c/o BluePhoenix Solutions Ltd.
8 Maskit St., Herzlia
Israel 46733
972-9-952-6110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 November 21, 2007
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20157 10 9	13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS Arie Kilman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,493,533
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,493,533
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,493,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%.
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to the ordinary shares, NIS0.01 par value per share (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (the “Company”).  This Amendment is being filed by Arie Kilman, Chief Executive Officer of the Company (the “Reporting Person”) to amend and supplement the Items set forth below of the Reporting Person’s original Schedule 13D (the “original 13D”), previously filed with the Securities and Exchange Commission on May 2, 2006.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Since the original 13D, the Reporting Person has sold 157,438 Ordinary Shares and acquired beneficial ownership of 187,294 Ordinary Shares as follows:

(i)
From the date of the original 13D until December 31, 2008, the Reporting Person sold 15,438 shares in the market. The aggregate amount of funds generated from such sales was $85,720. From January 1, 2009 until the date hereof, the Reporting Person sold 142,000 shares under the Reporting Person’s 10b-5-1 plan. The aggregate amount of funds generated from such sales was $359,351 (excluding commissions and other execution-related costs); and

(ii)
During the period from January 1, 2008 through September 30, 2010, 546,882 restricted share units convertible into Ordinary Shares were granted to the Reporting Person under the Company’s 2007 award plan as compensation for his service as the Company’s chief executive officer or chairman of the board of directors. As of the date of this Amendment, 187,294 restricted share units were vested.

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)           As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,493,533 Ordinary Shares, 882,500 of which are presently exercisable pursuant to options to purchase Ordinary Shares and convertible upon vesting of restricted share units currently exercisable or exercisable within 60 days after the date of this report, representing approximately 5.6% of the Company’s outstanding Ordinary Shares, based on 25,594,352 Ordinary Shares outstanding as of September 30, 2010.

(b)           The Reporting Person has sole voting and dispositive power over the Ordinary Shares reported as beneficially owned by it.

(c)           There were no transactions that were effected during the last 60 days by the Reporting Person with respect to the Ordinary Shares.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  November 22, 2010

By:	/s/ Arie Kilman
Name: Arie Kilman